UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]             Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]        No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The contents of this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

On July 27, 2011, the Registrant entered into an agreement with Clal Biotechnology Ltd., Professor Abraham Hochberg and Mr. Avi Barak, with effect from June 22, 2011, terminating the voting agreement dated July 30, 2008, entered into between the parties, pertaining to certain matters regarding the election of board members in BioCancell Therapeutics Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

 By:/s/ Adam M. Klein
Date: July 27, 2011	Adam M. Klein for Aviv Boim,
      pursuant to authorization